Exhibit 99.1

Cascades announces the closure of its New York City plant

KINGSEY FALLS, QC, August 9, 2017 – Cascades Inc. (TSX: CAS), a leader in the recovery and manufacturing of green packaging and tissue products, announces that it will close its packaging plant in Maspeth, New York, as part of the Corporation’s modernization and optimization efforts in the Northeastern United States.

“To support our future development and better serve our customers, we are announcing today that the Maspeth plant’s output will gradually be redeployed to our other facilities. This decision was necessary as the current site has reached its physical limits. This transition will be seamless for all of our customers. The property has already been put up for sale for US$72 million,” said Charles Malo, President and Chief Operating Officer of Cascades Containerboard Packaging.

The plant, which currently employs 148 people, will close no later than December 31, 2018. In order to help staff impacted by this closure, Cascades will assess the possibility of relocating interested employees to its other facilities. Tools and measures will also be put in place by the Corporation to assist employees in their employment search, so as to reduce the impact on them and the community. Cascades wishes to sincerely thank the plant’s employees for their years of loyalty. It is counting on their devotion and professionalism to serve its customers until the closure.

Founded in 1964, Cascades produces, converts and markets packaging and tissue products that are composed mainly of recycled fibres. The Company employs 11,000 women and men, who work in close to 90 production units in North America and Europe. With its management philosophy, half a century of experience in recycling, and continuous efforts in research and development as driving forces, Cascades continues to deliver the innovative products that customers have come to rely on. Cascades’s shares trade on the Toronto Stock Exchange under the ticker symbol CAS.

Media: Hugo D’Amours Vice-President, Communications and Public Affairs Cascades Inc. 819-363-5164 hugo_damours@cascades.com	Investors: Jennifer Aitken, MBA Director, Investor Relations Cascades Inc. 514-282-2697 jennifer_aitken@cascades.com

Website: www.cascades.com

Green by Nature blog: blog.cascades.com

Facebook: facebook.com/Cascades

Twitter: twitter.com/@CascadesDD | twitter.com/@CascadesSD | twitter.com/@CascadesInvest

YouTube: youtube.com/Cascades